UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

B.O.S. Better Online Solutions Ltd.

(Name of Issuer)

Ordinary Shares, nominal value NIS 80.00 per share

(Title of Class of Securities)

M20115180

(CUSIP Number)

Kfir Silberman

L.I.A. Pure Capital Ltd.

20 Raoul Wallenberg Street

Tel Aviv, Israel 6971916

+972-3-7175777

Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications

February 6, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: ☐

Note: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OR REPORTING PERSON L.I.A. Pure Capital Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,804
	8	SHARED VOTING POWER 162,734 (1)
	9	SOLE DISPOSITIVE POWER 32,804
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 195,538
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.50% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Kfir Silberman is the control shareholder of L.I.A. Pure Capital Ltd. (“Pure Capital”). Pure Capital has entered into voting agreements with Next-Line Ltd. (“Next-Line”) and iDnext Ltd. (“iDnext”), pursuant to which Pure Capital has been provided with an irrevocable proxy to vote 50,072 ordinary shares par value NIS 80.00 per share of B.O.S. Better Online Solutions Ltd. (the “Registrant” and the “Ordinary Shares”, respectively), owned by Next-Line and 112,662 Ordinary Shares owned by iDnext.

(2)	Based on a total of 3,553,714 Ordinary Shares outstanding as of June 30, 2018 (based on the Registrant’s unaudited condensed interim consolidated financial statements furnished to the Securities and Exchange Commission on September 17, 2018 on Form 6-K).

1	NAME OR REPORTING PERSON Kfir Silberman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,804
	8	SHARED VOTING POWER 162,734 (1)
	9	SOLE DISPOSITIVE POWER 32,804
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 195,538
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.50% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Kfir Silberman is the control shareholder of Pure Capital. Pure Capital has entered into voting agreements with Next-Line and iDnext, pursuant to which Pure Capital has been provided with an irrevocable proxy to vote 50,072 Ordinary Shares owned by Next-Line and 112,662 Ordinary Shares owned by iDnext.

(2)	Based on a total of 3,553,714 Ordinary Shares outstanding as of June 30, 2018 (based on the Registrant’s unaudited condensed interim consolidated financial statements furnished to the Securities and Exchange Commission on September 17, 2018 on Form 6-K).

The undersigned, Pure Capital and Kfir Silberman (collectively, the “Reporting Persons”), hereby file this Schedule 13D (the “Schedule 13D” or “Schedule”) with respect to the ordinary shares of par value NIS 80.00 per share (“Ordinary Share”), of the Registrant.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Ordinary Shares of B.O.S. Better Online Solutions Ltd., an Israeli company. The principal executive office of the Registrant is located at 20 Freidman Street, Rishon LeZion, 7535825, Israel.

Item 2. Identity and Background

(a)-(c) Pure Capital is an Israeli holding company incorporated in 2010. The address of its principal office and principal place of business is 20 Raoul Wallenberg Street, Tel Aviv, Israel 6971916, c/o Kfir Silberman. As of the date of this Schedule, Kfir Silberman, an Israeli citizen, is the officer, sole director and serves as the chairman of the board of directors of Pure Capital.

Kfir Silberman is the control shareholder of Pure Capital. As of the date of this Schedule, Mr. Silberman owns 100% of the shares of Pure Capital. The address of his principal office and principal place of business is 20 Raoul Wallenberg Street, Tel Aviv, Israel 6971916.

(d)-(e) During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

During the last five years, to the best of Pure Capital’s knowledge, Kfir Silberman (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Kfir Silberman is an Israeli citizen.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of February 6, 2019, a copy of which is attached hereto as Exhibit 3.

Item 3. Source and Amount of Funds or Other Consideration

The Ordinary Shares reported herein as beneficially owned by Pure Capital were acquired with the working capital of Pure Capital as applicable (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Item 4. Purpose of Transaction

The Reporting Persons acquired and entered into a voting agreement with respect to the Ordinary Shares because they believe that the Ordinary Shares are undervalued and represent an attractive investment opportunity. In addition, the Reporting Persons intends to seek a position of the Registrant’s board of directors and may seek to gain a control interest in the Registrant. The Reporting Persons intends to have discussions with the Registrant’s board of directors and management regarding topics including: (1) addressing the Registrant’s chronic underperformance for shareholders, (2) changing the Registrant’s board and senior management composition and addressing corporate governance, (3) optimizing the Registrant’s assets, operations and capital allocation strategies, (4) pursuing opportunities to improve performance by addressing core operating deficiencies, and (5) initiating a review of strategic alternatives particularly in light of the Registrant’s apparent unwillingness to engage in discussions with third parties regarding such alternatives. The Reporting Persons expect to have discussions with the Registrant’s management and board of directors, shareholders and other interested parties relating to such matters and is also prepared, if necessary, to nominate individuals for election to the Registrant’s board of directors and to participate in the solicitation of proxies in support of such individuals. To date, the Reporting Persons have not engaged in any such discussions nor has the Reporting Persons entered into negotiations and/or agreements with any third-party investors in the Registrant or others for such purposes.

Pure Capital Voting Agreements

In connection with the described above transaction, on February 6, 2019 each of Next-Line and iDnext entered into a voting agreement with Pure Capital (the “Voting Agreements”), pursuant to which Pure Capital has been provided with an irrevocable proxy to vote Next-Line’s and iDnext’s 50,072 and 112,662 Ordinary Shares, respectively, at the first meeting of the shareholders of the Registrant following the effective date of the agreement, however called, and any adjournments thereof, provided that such meeting will be held no later than May 15, 2019 (the “Meeting”). Copies of the Voting Agreements are attached hereto as Exhibit 1 and Exhibit 2, respectively.

The Voting Agreements require each of Next-Line and iDnext, among others, to vote (a) the Ordinary Shares and the other securities according to the instructions to be provided by Pure Capital in connection with the removal of the existing members of the board of directors of the Registrant and the appointment of the persons specified in Annex A to the Voting Agreements, to be nominated to the Registrant’s board of directors by Pure Capital and (b) against any proposal or any other corporate action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Next-Line and iDnext under the Voting Agreements.

Pursuant to the Voting Agreements, Next-Line and iDnext revoked all previous proxies granted with respect to the Ordinary Shares and other securities and irrevocably granted to Pure Capital (or any of his representatives to be appointed by Pure Capital at his sole discretion) with an irrevocable proxy and power of attorney to act, until the adjournment of the Meeting, on behalf of them with respect to the Ordinary Shares and other securities owned or held by them, and empowers Pure Capital with the exclusive right, exercisable in any manner in the Pure Capital’s sole and absolute discretion, to receive all relevant information, attend and vote on the Next-Line’s and iDnext’s behalf at the Meeting if any, all according to the terms set forth in the Voting Agreements.

The Voting Agreements contain additional customary provisions, including customary representations, warranties and covenants of Next-Line and iDnext.

Item 5. Interest in Securities of the Issuer

(a) – (b) The information included herein are based on a total of 3,553,714 Ordinary Shares outstanding as of June 30, 2018 (based on Registrant’s unaudited condensed interim consolidated financial statements furnished to the Securities and Exchange Commission on September 17, 2018, on Form 6-K).

Pure Capital has the sole dispositive and voting power over 32,804 Ordinary Shares, representing approximately 0.92% of the outstanding share capital of the Registrant. In addition, by virtue of the Voting Agreements, Pure capital has the joint voting power over 162,734 Ordinary Shares representing approximately 4.58% of the outstanding share capital of the Registrant.

Kfir Silberman does not directly own any Ordinary Shares. Mr. Silberman, as the chairman and chief executive officer of Pure Capital, may be deemed a beneficial owner of any Ordinary Shares beneficially owned by Pure Capital.

Based on information provided by Next-Line, Next-Line has the sole dispositive and voting power over 50,072 Ordinary Shares, representing approximately 1.41% of the outstanding share capital of the Registrant.

Based on information provided by iDnext, iDnext has the sole dispositive and voting power over 112,662 Ordinary Shares, representing approximately 3.17% of the outstanding share capital of the Registrant. In addition, iDnext, is the controlling shareholder of Next-Line, and therefore may be deemed to have the joint voting power over 50,072 Ordinary Shares representing approximately 1.41% of the outstanding share capital of the Registrant.

Itshak Shrem, a director nominee proposed by Pure Capital, has sole dispositive and voting power over 26,000 Ordinary Shares, representing approximately 0.73% of the outstanding share capital of the Registrant.

 (c) Schedule A annexed hereto lists all transactions in securities of the Registrants by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market.

(d) Except as set forth in Item 4 above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described below, none of the Reporting Persons has any contracts, arrangements, understandings, or relationship (legal or otherwise) with respect to any securities of the Registrant.

The foregoing summary of the Voting Agreement by and among Pure Capital and Next-Line set forth in Item 4 above and the full text of such agreement included as Exhibits 1 to this Schedule 13D.

The foregoing summary of the Voting Agreement by and among Pure Capital and iDnext set forth in Item 4 above and the full text of such agreement included as Exhibits 2 to this Schedule 13D.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Voting Agreement by and among L.I.A. Pure Capital Ltd. and Next-Line Ltd., dated February 6, 2019

Exhibit 2	Voting Agreement by and among L.I.A. Pure Capital Ltd. and iDnext Ltd., dated February 6, 2019

Exhibit 3	Joint Filing Agreement by and among L.I.A. Pure Capital Ltd. and Kfir Silberman, dated February 6, 2019

Exhibit 4	Demand Letter to Convene a Special General Meeting of the Shareholders of the Registrant, dated February 6, 2019

Exhibit 5	Position Statement in connection with the Demand Letter to Convene a Special General Meeting of the Shareholders of the Registrant, dated February 6, 2019

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KFIR SILBERMAN

/s/ Kfir Silberman
Kfir Silberman

L.I.A. PURE CAPITAL LTD.

/s/ Kfir Silberman
Kfir Silberman

Dated: February 7, 2019

SCHEDULE A

Transactions in Securities of the Registrant During the Past 60 Days

 L.I.A. PURE CAPITAL LTD.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security (US$)	Date of Purchase / Sale
Purchase of Ordinary Shares	625	2.22	12/28/18
Purchase of Ordinary Shares	1,545	2.24	12/28/18
Purchase of Ordinary Shares	2,830	2.25	12/28/18
Purchase of Ordinary Shares	2,610	2.25	01/16/19
Purchase of Ordinary Shares	4,890	2.26	01/16/19
Purchase of Ordinary Shares	1,500	2.27	01/17/19
Purchase of Ordinary Shares	198	2.23	01/17/19
Purchase of Ordinary Shares	1,000	2.30	01/18/19
Purchase of Ordinary Shares	860	2.30	01/23/19
Purchase of Ordinary Shares	500	2.29	01/23/19
Purchase of Ordinary Shares	500	2.31	01/23/19
Purchase of Ordinary Shares	2,000	2.32	01/24/19
Purchase of Ordinary Shares	1,000	2.29	01/24/19
Purchase of Ordinary Shares	2,000	2.25	01/24/19
Purchase of Ordinary Shares	4,000	2.29	01/29/19
Purchase of Ordinary Shares	3,315	2.38	01/30/19
Purchase of Ordinary Shares	431	2.40	02/01/19
Purchase of Ordinary Shares	2,000	2.45	02/01/19
Purchase of Ordinary Shares	1,000	2.41	02/01/19